

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 6, 2007

<u>By Facsimile and U.S. Mail</u>

Daniel D. Viren
Chief Financial Officer
R.G. Barry Corporation
13405 Yarmouth Road N.W
Pickerington, Ohio 43147

> **Re: R.G. Barry Corporation**
> **Form 10-KT for the Transition Period January 1, 2006 - July 1, 2006**
> **September 27, 2006**
> **File No. 001-08769**

Dear Mr. Viren:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8 – Financial Statements and Supplementary Data

Transition Period Financial Statements, page 38

1. We note on May 17, 2006, the Company's Board of Directors adopted a new fiscal year. A transition report of Form 10-K must include either unaudited financial statements for the comparable period of the prior year or a Note presenting, at a minimum, revenues, gross profits, income taxes, income or loss from continuing operations, and related per shares amounts. The effects of any discontinued operations and / or extraordinary items must also be shown. In the transition report the Company may elect to present a fifth period in the Statements of Income, Stockholders' Equity and Cash Flow representing a full set of Statements for the comparable period prior to the transition period on Form 10-K. Or the Company may present four periods (three full fiscal years and the transition period) if the Company elects to present income statement data for the comparable period of the prior year to the transition period in a footnote. The financial statements or footnote may be unaudited.

Statements of Cash Flows, page 43

2. Reference is made to the line item net "cash provided by (used in) discontinued operations." SFAS 95 does not support aggregating operating, investing and financing cash flows from discontinued operations into a single line item. Please clarify for us how your presentation conforms to the basic disclosure requirements of SFAS 95 or revise.

Note 15 – Restructuring and Asset Impairment Charges, page 69

3. We note that the reference to Note 18 should be reference to Note 17.

4. We note that there was a significant adjustment to the liability associated with the Mexican lease during the transition period. Tell us how you determined that the liability you recorded as of December 31, 2005 and January 1, 2005 were reasonable given the significant adjustments recorded in 2005 and in the transition period. We presume that you had a legal obligation to make payments to the former landlord for the entirety of the lease obligation. Tell us what legal theories you relied upon in your determination that the ultimate lease liability would be significantly below that required in accordance with your contractual obligations.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief